

April 18, 2011

<u>Via Certified Mail</u>
Marilyn Montgomery
Chief Executive Officer
Your Event, Inc.
7065 W. Ann Road, #130-110
Las Vegas, Nevada 89130

> **Re: Your Event, Inc.**
> **Form 10-Q for Fiscal Quarter Ended February 28, 2011**
> **Filed April 14, 2011**
> **Form 8-K**
> **Filed February 4, 2011**
> **Form 10-Q for Fiscal Quarter Ended November 30, 2010**
> **Filed January 12, 2011**
> **Form 10-K for the Fiscal Year Ended August 31, 2010**
> **Filed November 29, 2010**
> **File No. 000-53164**

Dear Ms. Montgomery:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed February 4, 2011</u>

<u>Item 5.01 Changes in Control of Registrant</u>

1. We note your disclosure that you underwent a change in control whereby ownership of 8,200,000 shares was transferred from your sole officer and director to Million Win Investments (HK) Limited. To the extent this transfer of ownership is in writing, please file it as an exhibit. Please also file an amended Form 8-K that discloses the

amount of consideration used in such transfer as well as the source of such consideration, pursuant to Items 5.01(a)(4) and (5) of Form 8-K. Please see Item 601(b)(10) of Regulation S-K.

Form 10-Q for the Period Ended November 30, 2010

Item 4T. Controls and Procedures, page 16

(a) Evaluation of Internal Controls and Procedures, page 16

2. We note you did not include the conclusion of your principal executive and principal financial officer, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of those controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-I5 of the Exchange Act. Please comply with the disclosure requirements of Item 307 of Regulation S-K and provide us with your proposed disclosure. This comment also applies to your Form 10-Q filed on April 14, 2011.

Form 10-K for the Period Ended August 31, 2010

Item 1. Business, page 5

Marketing Strategy, page 7

3. We note your reference to your relationship with Thin Air, Inc. and how you intend to develop a marketing letter that will be sent to Thin Air's client base. Please elaborate upon your relationship with Thin Air to explain how you have access to its client base and provide us with your proposed disclosure. If you have entered into any contract with Thin Air, please file it as an exhibit to your Form 10-K.

Recent Sale of Unregistered Securities, page 21

4. We note that 7,200,000 shares of common stock issued to your founders were not registered. Please provide the exemption from registration claimed, state briefly the facts relied on to make the exemption available and provide us with your proposed disclosure. Please see Item 701(d) of Regulation S-K.

Item 10. Director, Executive Officer and Corporate Governance, page 30

5. Please specify Ms. Montgomery's principal occupation and employment during the past five years, or clarify your current disclosure by adding dates or the duration of employment and provide us with your proposed disclosure. Specifically, please tell us what, if any, role Ms. Montgomery has at Thin Air, Inc. Please also provide information regarding Ms. Montgomery's specific experience, qualifications, attributes or skills that led to the conclusion that she should serve as a director and

provide us with your proposed disclosure. Please see Item 401(e)(1) of Regulation S-K.

Section 16(a) Beneficial Ownership Reporting Compliance, page 31

6. We note your statement that "[you] believe that as of the date of this report [your executive officer and director] were [sic] not current in his 16(a) reports." Please provide the information required by Item 405(a)(2) of Regulation S-K and provide us with your proposed disclosure.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 36

7. We note your statement in the second paragraph on page 24 that "[yo]ur sole officer/director has agreed to donate funds to the operations of the Company, in order to keep it fully reporting for the next twelve (12) months, without seeking reimbursement for funds donated" and your disclosure in Note 5 on page F-8 setting forth capital contributions made by your director. Please provide the information required by Items 404(a) and (d) of Regulation S-K and provide us with your proposed disclosure. To the extent this donation of funds is in writing, please also file it as an exhibit. Please see Item 601(b)(10) of Regulation S-K.

8. We note your disclosure in Note 6 on page F-9 that a "related party" was paid $10,000 for providing bookkeeping services. Please provide the information required by Items 404(a) and (d) of Regulation S-K as it pertains to this provision of services and provide us with your proposed disclosure.

Exhibit 31.1

9. Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. Your inclusion of the word "annual" before "report" in paragraph 2 and replacement of the word "registrant" with "small business issuer" in paragraphs 3, 4 and 5 is not permissible. Please revise in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim, Staff Attorney at (202) 551-3535 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom for

H. Christopher Owings
Assistant Director